Hogan & Hartson
l.l.p.

111 south calvert street
baltimore, md 21202
tel (410) 659-2700
fax (410) 539-6981
www.hhlaw.com
September 9, 2005
BY EDGAR AND UPS
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

RE:	Avalon Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-124565
Dear Mr. Riedler:
     On behalf of Avalon Pharmaceuticals, Inc. (“Avalon” or the “Company”), this letter is in response to the staff’s letter of comment dated September 7, 2005 to Dr. Kenneth C. Carter, with respect to the above-referenced Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
     In response to your letter, set forth below are your comments in italics followed by the Company’s responses to your comments. Where indicated below, we have included changes to the disclosure in Amendment No. 4 to the Registration Statement, which we are filing contemporaneously with this response letter.
     We have sent to your attention for delivery on September 12, 2005, courtesy copies of this letter and Amendment No. 4 to the Registration Statement (excluding exhibits) blacklined to show changes against Amendment No. 3 to the Registration Statement.
Responses to Letter from the Staff dated September 7, 2005
Letter Discussion Concerning the Line of Credit Dated September 1, 2005
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Hogan & Hartson l.l.p.
Jeffrey Riedler
September 9, 2005

1.	We note the discussion you have provided in the above referenced letter and in your amended Form S-1 regarding a subordinated line of credit facility you entered into on August 30, 2005. Please provide us with a more detailed analysis supporting your belief that your financing transaction was conducted in accordance with the Securities Act of 1933, including analysis under the five-factor test enumerated in SEC Release No. 33-4552 (November 6, 1962). Your analysis should also specifically discuss why you believe the line of credit is not an equity financing as it appears you have issued to the lenders warrants to purchase preferred stock, which we understand may be convertible into common stock, and further that the company may repay any advances made on the line of credit in common stock. Your analysis should specifically discuss how the line of credit arrangement and the initial public offering are not part of a single plan of financing as it appears from your disclosure that the credit facility’s intended purpose is to support your operations pending the closing of the proposed public offering, which we understand means any advances made on the credit facility may be used toward the development of any of your products as well as for general working capital, intended purposes similar to that of your initial public offering use of proceeds disclosure.
Please also provide us with analysis that the subordinated line of credit facility qualifies under Staff’s Black Box no-action letter (available June 26, 1990) and the Squandron, Ellenoff, Pleasant & Lehrer no action letter (available February 28, 1992) and include the total number of lenders participating in the offer, whether such lenders constitute QIBs and the total number of accredited investors participating in the credit facility. We may have further comments.
Response: As set forth in our letter to the staff dated September 7, 2005, and as discussed with the staff in telephone conversations on September 7th and September 8th, the line of credit facility that is being put in place no longer has any equity features, including any associated warrants or rights to repay in common stock. We understand, therefore, that the staff has no further comments on this subject. Please note that a copy of the line of credit agreement has been

Hogan & Hartson
Jeffrey Riedler
September 9, 2005

filed as Exhibit 10.45 to Amendment No. 4 to the Registration Statement.
2.	Please also provide us with a copy of the credit facility agreement as soon as possible as we cannot complete our review of this issue until we have an opportunity to review and comment, if necessary, on the credit facility agreement.
Response: Please see response to Comment #1 above.
Form S-1

“Purchasers in this offering will suffer immediate dilution,” page 23
3.	Please revise this risk factor to provide disclosure that shareholders may experience further dilution if you decide to repay the line of credit in common stock. Please also provide similar disclosure in the document as appropriate, including your Capitalization and Dilution sections.
Response: Please see response to Comment #1 above.
Subsequent Events, page 44
4.	Please revise your disclosure to identify the lenders with whom you entered into the line of credit. Please also add disclosure that you may repay any advances you make on the line of credit in cash or in stock, at your option.
Response: We have revised the disclosure on page 44 and elsewhere in the prospectus to identify the lenders as existing investors of the Company. In addition, we have added a cross-reference to the section entitled “Certain Relationships and Related Transactions—Line of Credit Facility,” which identifies those principal stockholders and directors that will participate as lenders in the line of credit facility. Additionally, the line of credit has been amended so that advances are only repayable in cash.

Hogan & Hartson l.l.p.
Jeffrey Riedler
September 9, 2005

5.	You indicate that as part of the credit facility, certain stockholders who did not participate in the line of credit will have their shares of preferred stock converted into common stock. Please expand your disclosure to explain why, and please identify the stockholders whose shares may be converted into shares of common stock.
Response: We have revised the disclosure on page 44 in response to the staff’s comment to explain the Company’s reasons for converting these stockholders’ shares of preferred stock into common stock. We have also disclosed the aggregate number of stockholders and the aggregate number of shares of preferred stock to be converted into common stock in the MD&A section of the prospectus. The specific identities of the stockholders whose holdings of preferred stock are being converted into common stock can be found in the schedules to Exhibit 10.45 to the Registration Statement. Several of these stockholders have expressed a preference not to be identified in the body of the prospectus because the reasons they did not participate in the line of credit facility vary and may in some cases be sensitive for reasons unrelated to Avalon, and they would prefer not to draw attention to their non-participation. We do not view the disclosure of their identities in the prospectus as material to investors and hope the staff will agree with our desire to respect their wishes not to be named.
* * * *
     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (212) 918-3651 or Michael J. Silver at (410) 659-2741.
Very truly yours,
/s/ Stephanie D. Marks
Stephanie D. Marks

cc:	Kenneth C. Carter, Ph.D.
Gary Lessing
Tom G. David